Exhibit 99.1
For Immediate Release
Special Committee of Qiao Xing Mobile Communication Co., Ltd. is Seeking to Retain
a New Investment Banking Firm to Assist It in Evaluating the Proposed Offer From
Parent Company

Beijing, China (December 9, 2010) —The Special Committee of Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM — News) (“QXM”), a manufacturer of mobile handsets in the People’s Republic of China, today announced that it is currently seeking to retain a new investment banking firm to act as its financial advisor in connection with the Special Committee’s evaluation of the proposed acquisition by Qiao Xing Universal Resources, Inc. (“XING”) of the outstanding ordinary shares of QXM, other than those shares held by XING, by way of a scheme of arrangement in a “going private” transaction (the “Proposed Transaction”). As of September 23, 2010, XING directly owned approximately 61% of the outstanding ordinary shares of QXM, and is offering 1.9 shares of XING’s common stock plus US$0.80 in cash for each QXM share held by persons other than XING (the “Proposed Offer”).
The investment banking firm previously engaged by the Special Committee has informed the Special Committee that it is not in a position to render to the Special Committee an opinion as to whether or not the consideration to be received by holders of QXM ordinary shares other than XING pursuant to the Proposed Offer is fair, from a financial point of view, to such holders. The Special Committee expects to continue to evaluate the Proposed Offer. However, no assurance can be given as to whether the Special Committee will be able to retain an investment banking firm to act as its financial advisor or, if an investment banking firm is retained, whether that investment banking firm will be in a position to render an opinion with respect to the fairness of the Proposed Offer. Moreover, there can be no assurance as to whether the Special Committee will be in a position to make any recommendation with respect to the Proposed Offer.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. All information provided in this press release is as of December 9, 2010, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ms. Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email: wangjinglu@cectelecom.com